August 18, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Carey Credit Income Fund
Preliminary Proxy Statement on Schedule 14A
Ladies and Gentlemen:
Carey Credit Income Fund, a Delaware statutory trust (the “Master Fund”), has today filed with the Securities and Exchange Commission a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, for the Master Fund’s special meeting of shareholders (the “Shareholder Meeting”) to be held on October 13, 2017. At the Shareholder Meeting, shareholders will be asked to approve a new investment advisory agreement between Guggenheim Partners Investment Management, LLC (“Guggenheim”) and the Master Fund (the “New Advisory Agreement”).
At a Board of Trustees (the “Board”) meeting held on August 10, 2017 (the “Board Meeting”), the Board accepted the resignation of Carey Credit Advisors, LLC (“CCA”) as the investment advisor to the Master Fund, which will become effective on September 11, 2017 (the “Resignation Date”). Additionally at the Board meeting, the Board approved an interim investment advisory agreement between Guggenheim and the Master Fund (the “Interim Advisory Agreement”), which will become effective on the Resignation Date. Pursuant to the Interim Advisory Agreement, Guggenheim may serve the Master Fund in such capacity on an interim basis for up to 150 days following the Resignation Date. Therefore, in order for Guggenheim to continue serving as the Master Fund's investment advisor following the expiration of the 150 day interim period, shareholders must approve the New Advisory Agreement.
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If you have any questions relating to this filing, please do not hesitate to contact me at 212.698.3525. Thank you for your cooperation and attention to this matter.
Sincerely,

/s/ Richard Horowitz
Richard Horowitz